Exhibit 99.1

MindMed Appoints Robert Barrow as Chief Executive Officer and Director

-Mr. Barrow previously served as interim Chief Executive Officer and Chief Development Officer of MindMed-

-Carol Vallone appointed as Chair of the Board of Directors, Andreas Krebs appointed as Vice Chair and Perry Dellelce transitions from his role as Chairman-

NEW YORK, December 14, 2021-- Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, today announced that Robert Barrow was appointed as Chief Executive Officer and as a member of the Board of Directors, effective immediately. Mr. Barrow previously served as interim Chief Executive Officer and Chief Development Officer of MindMed and brings strategic expertise and deep industry insight to his role.

Mr. Barrow commented, “I am delighted to join MindMed’s Board of Directors and look forward to building on the progress to date alongside our outstanding executive leadership team, all while advancing the Company into the future. This is an exciting time for MindMed, and my immediate priority will be to leverage the necessary resources to advance our clinical development programs. In parallel, our team will continue to explore new opportunities that expand MindMed’s pipeline—bringing forward novel therapies and executing on our mission to deliver on the therapeutic potential of psychedelics for the many patients in need.”

Mr. Perry Dellelce has stepped down from his role as Director and Chairman of the Company’s Board of Directors, effective immediately. With the departure of Mr. Dellelce, the Board has appointed Ms. Carol Vallone to serve as Chair of the Board of Directors and Mr. Andreas Krebs to serve as Vice Chair.

Mr. Dellelce added, “It has been a tremendous honor to serve on MindMed’s Board of Directors, and I am incredibly proud of everything our team has accomplished. Rob, Carol and Andreas’ diverse backgrounds across the biotech and healthcare industries will be invaluable as MindMed continues its efforts to transform mental health treatment. I have the greatest confidence in the leadership team’s ability to maximize the value of our platform and successfully lead MindMed through this next phase of continued growth.”

Ms. Vallone added, “Since MindMed’s inception, Perry has played a pivotal role in the Company’s evolution to become a leader in the psychedelic sector. I, along with the entire Board and executive team, wish to formally acknowledge and thank him for his guidance, vision and significant contributions. As we enter this inflection point and execute on our path forward, we are thrilled to name Rob as our permanent CEO, whose strategic agility, strong leadership and impressive track record makes him exceptionally well qualified.”

Robert Barrow is an accomplished pharmaceutical executive with over a decade of experience leading organizations and drug development programs in a variety of disease areas. Mr. Barrow is a recognized leader in the psychedelic industry, in which he has played a central role in the design and execution of several successful regulatory and drug development strategies. Mr. Barrow previously served as the head of drug development & discovery at Usona Institute, where he led research and development efforts for Usona's psychedelic drug candidates and was responsible for obtaining Breakthrough Therapy Designation for psilocybin in the treatment of Major Depressive Disorder. Prior to his tenure at Usona, Mr. Barrow served as Chief Operating Officer and a Director of Olatec Therapeutics, where he oversaw the execution of numerous early and late-stage clinical trials in the fields of analgesics, rheumatology, immunology and cardiovascular disease. Mr. Barrow has also served as a technical and strategic advisor to numerous large and small pharmaceutical companies developing novel central nervous system therapeutics and has been an invited speaker at multiple industry and scientific presentations. Mr. Barrow holds a M.S. in Pharmacology from The Ohio State University and a B.S. from Wake Forest University, where he graduated summa cum laude.

Carol Vallone is an esteemed executive and corporate board director, with a strong track record in launching, scaling and selling global companies. Currently, she serves as Board Director, Chair of Compensation Committee, and Member of Audit/Finance Committee at MindMed. She also serves as Chair of the Board of Trustees at McLean Hospital, the #1 ranked freestanding psychiatric hospital and largest psychiatric affiliate of Harvard Medical School, as well as the board of trustees at MGH Institute of Health Professions and on the finance committee at Mass General Brigham. Additionally, Ms. Vallone serves as a board member for the publicly traded Cresco Labs, and for a Bain Capital Double Impact portfolio company, Arosa. She is also an Advisory Director for the investment firm, Berkshire Partners, and an Advisory Board Member of the healthcare-focused venture growth firm, Longitude Capital. In addition, Ms. Vallone has served as founder & CEO of global e-learning companies, held management positions in leading corporate technology companies and served on the boards of a public financial services and private e-commerce organization.

Andreas Krebs is an internationally experienced executive, entrepreneur and best-selling author ("The Illusion of Invincibility"). He heads the family-owned investment company Longfield Invest (Langenfeld/Germany), which focuses on growth companies in various industries as well as in the new economy. He has worked in seven countries, in Latin America, Asia and Canada and as President and Executive Board Member of Wyeth Corporation in the United States. Andreas Krebs was Chairman of the Supervisory Board and Shareholder Council of Merz Pharma, Frankfurt am Main, Germany from 2010 to 2019, is currently a member of the Supervisory Board of the European eye clinic group Veonet (Nordic Capital Group) and holds other board positions across various sectors. Furthermore, he serves as Chairman of the private non-governmental organization, Förderverein Girassol eV, which supports children and young people from socially difficult backgrounds in São Paulo, Brazil.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the ability to execute on our business strategy, expand our pipeline and achieve growth. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

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